FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February 2009

06 February 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 'Director/PDMR Shareholding' released on  06 February 2009

Director/PDMR Shareholding

British Sky Broadcasting Group plc (the “Company") announces that on the 5th February 2009,  it awarded an option over 100 ordinary  shares at nil cost to all its permanent employees under the Company’s 20 Year Award Plan (the “Plan”),   in recognition of the Company’s 20th anniversary.  As permanent employees and executive directors of the Company, Jeremy Darroch and Andrew Griffith were each awarded  an option over 100 ordinary shares under the Plan. The shares will vest in three years time, subject to them remaining employees of the Company  and are not subject to any performance conditions.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 06 February 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary